EXPENSE LIMITATION AGREEMENT

EXPENSE LIMITATION AGREEMENT (the “Agreement”), effective as of May 1, 2016 by and between Wilshire Associates Incorporated, a California corporation (the “Adviser”) and Wilshire Variable Insurance Trust (the “Trust”), on behalf of the Wilshire 2015 Fund, Wilshire 2025 Fund and Wilshire 2035 Fund (each a  “Fund” and collectively, the “Funds”).

WHEREAS, the Trust is a Delaware statutory trust, and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and each Fund is a series of the Company;

WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement dated April 28, 2006, as amended December 22, 2008 (“Advisory Agreement”), pursuant to which the Adviser provides investment management services to the Funds for compensation based on the value of the average daily net assets of each Fund; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may otherwise be subject;

NOW THEREFORE, the parties hereto agree as follows:

1.	EXPENSE LIMITATION.

1.1              Applicable Expense Limit.  To the extent that the ordinary operating expenses incurred by a Fund in any fiscal year, including but not limited to investment advisory fees of the Adviser, but excluding taxes, brokerage expenses, dividend expenses on short securities, acquired fund fees and expenses and extraordinary expenses (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser to the extent set forth in this Agreement.

1.2              Operating Expense Limit.  The Operating Expense Limit with respect to each Fund shall be 0.60% (annualized) of the average daily net assets of each Fund.

1.3              Duration of Operating Expense Limit.  The Operating Expense Limit with respect to the Fund shall remain in effect during the term of this Agreement.

1.4              Method of Computation.  To determine the Adviser’s obligation with respect to the Excess Amount, each day the Fund Operating Expenses for a Fund shall be annualized.  If the annualized Fund Operating Expenses for any day of the Fund exceed the Operating Expense Limit of the Fund, the Adviser shall waive or reduce its investment advisory fee or absorb the other Fund expenses in an amount sufficient to pay that day’s Excess Amount.  The Trust may offset amounts owed to the Fund pursuant to this Agreement against the advisory fee payable to the Adviser.

2.	REIMBURSEMENT OF FEE WAIVERS AND EXPENSE REIMBURSEMENTS.

If on any day during which the Advisory Agreement is in effect, the estimated annualized Fund Operating Expenses of the Fund for that day are less than the Operating Expense Limit, the Adviser shall be entitled to reimbursement by a Fund of the investment advisory fees waived or reduced, and any other expense reimbursements or similar payments remitted by the Adviser to the Fund pursuant to Section 1 hereof (the “Reimbursement Amount”) within three years after the year in which the Adviser waived or reduced investment advisory fees or reimbursed expenses, to the extent that the Fund’s annualized Operating Expenses plus the amount so reimbursed equals, for such day, the Operating Expense Limit, provided that such amount paid to the Adviser will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed.

3.	TERM AND TERMINATION OF AGREEMENT.

This Agreement shall terminate upon the earlier of termination of the Advisory Agreement or on April 30, 2017.  The obligation of the Adviser under Section 1 of this Agreement and of the Trust under Section 2 of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination.

4.	MISCELLANEOUS.

4.1              Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.2              Interpretation.  Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.

4.3              Definitions.  Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

4.4              Amendments.  This Agreement may be amended only by a written agreement signed by each of the parties hereto.

4.5              Limitation of Liability.   This Agreement is executed by or on behalf of the Trust, and the Adviser is hereby expressly put on notice of the limitation of shareholder liability as set forth in the Agreement and Declaration of Trust, as amended, of the Trust and agrees that the obligations assumed by the Trust pursuant to this Agreement shall be limited in all cases to the Trust and its assets, and the Adviser shall not seek satisfaction of any such obligations from the Trustees, officers or shareholders of the Trust.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

WILSHIRE ASSOCIATES INCORPORATED

By:	/s/ Jason Schwarz
Name:	Jason Schwarz
Title:	President, Wilshire Funds Management

WILSHIRE VARIABLE INSURANCE TRUST

By:	/s/ Jason Schwarz
Name:	Jason Schwarz
Title:	President